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                          October 5, 2023

       Sandra Wallach
       Chief Financial Officer
       Amprius Technologies, Inc.
       1180 Page Avenue
       Fremont, CA 94538

                                                        Re: Amprius
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 3,
2023
                                                            File No. 333-274834

       Dear Sandra Wallach:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael Danaher